Exhibit 99.5

[Modine logo and address]

June 2005

Dear Modine Manufacturing Company Shareholders:

As previously announced, we have agreed to spin off our aftermarket business on a debt-free and tax-free basis to our shareholders and merge it with Transpro, Inc., which will survive the merger and is referred to as the combined company.

Immediately before the merger, Modine Manufacturing Company ("Modine") will distribute to its shareholders, pro rata, all of the common stock of our subsidiary, Modine Aftermarket Holdings, Inc., which will own the aftermarket business. Modine will accomplish this by delivering to Modine's transfer agent a share certificate representing a number of shares of Modine Aftermarket Holdings common stock equal to the total number of shares of Modine common stock outstanding on the business day prior to the effective date of the merger, the record date for the spin off. Thus, Modine shareholders as of the record date will initially be beneficial owners of Modine Aftermarket Holdings common shares held by the Modine transfer agent as their nominee. However, those shares will immediately, and without any action on the part of Modine shareholders, be converted into newly issued shares of Transpro (combined company) common stock in the merger.

The distribution of Modine Aftermarket Holdings common stock in the spin off and the conversion of that stock into shares of combined company common stock in the merger will not cancel or otherwise affect the outstanding shares of Modine common stock that you own as of the record date, and you should retain any Modine stock certificates that you hold. Following the proposed transactions, Modine's shareholders will own approximately 52% of the combined company's common stock on a fully diluted basis, as well as retaining their Modine shares, and Transpro's shareholders will own 48% of the combined company. As soon as practicable after the merger, the exchange agent will mail to Modine shareholders, in their capacity as shareholders of the combined company, stock certificates representing the number of whole shares of combined company common stock owned by each shareholder as a result of the conversion of the shares of Modine Aftermarket Holdings common stock in the merger, and a check in payment of any fractional share interest.

Based on rulings we have received from the Internal Revenue Service, the receipt of Modine Aftermarket Holdings shares in the spin off and the conversion of those shares into combined company shares in the merger will be tax-free for U.S. federal income tax purposes, except that any cash received instead of a fractional share will be taxable. You should, of course, consult your own tax advisor as to the particular consequences of the spin off and merger to you.

Your board of directors has determined that the proposed transactions are in the best interests of Modine shareholders. The Modine board of directors has approved the spin off, which does not require the approval of Modine shareholders. As authorized by the board of directors, Modine, as the sole shareholder of Modine Aftermarket Holdings prior to the spin off, has already approved the merger, so no further action by Modine shareholders is required. The completion of the proposed transactions is subject to the approval of the merger by the Transpro stockholders and the other conditions described in the proxy statement/prospectus-information statement accompanying this letter.

The accompanying proxy statement/prospectus-information statement provides you with detailed information about the proposed spin off, merger and related matters. It constitutes our information statement for the spin off and Transpro's proxy statement for the merger. The document also serves as a prospectus for the combined company shares to be issued in the merger. Certain questions and answers regarding the spin off and merger begin on page 1 of the document and a summary highlighting selected information starts on page 6.

We look forward to the successful spin off and combination of our aftermarket business with Transpro.

Sincerely, /s/ David B. Rayburn David B. Rayburn President and Chief Executive Officer